Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2025

Cautionary Note Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs, and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities;

●	our ability to obtain loans and credit lines from banks;

●	our planned level of revenues and capital expenditures;

●	our belief that our financial position as of June 30, 2025 raises substantial doubt about our ability to fund our operations and satisfy our obligations for the next twelve months without obtaining additional funding;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our plans to collaborate, or statements regarding the ongoing collaborations, with partner companies;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our intellectual property;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	how long we will qualify as an emerging growth company or a foreign private issuer;

●	interpretations of current laws and the passages of future laws; and

●	general market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the multi-front war Israel is facing.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2024, or our Annual Report, which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Maris-Tech”, “Maris”, the “Company”, “we”, “us” or “our” are to Maris-Tech Ltd. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

●	“dollars” or “$” means United States dollars; and

●	“NIS” means New Israeli Shekels.

You should read the following discussion and analysis in conjunction with our unaudited financial statements for the six months ended June 30, 2025 and notes thereto, and together with our audited financial statements for the year ended December 31, 2024 and notes thereto filed with the SEC as part of our Annual Report.

Overview

We are a business-to-business approach, or B2B, provider of video and artificial intelligence, or AI, based edge computing technology, pioneering intelligent video transmission solutions that conquer complex video processing challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology-sector veterans, we serve leading manufacturers worldwide in defense, aerospace, intelligence gathering, homeland security, or HLS, unmanned vehicles and drones, smart city and communication industries as well as governmental agencies and defense-end customers.

For the professional markets, we provide a range of customizable, low-power, miniature solutions that feature enriched video and audio hardware with integrated embedded firmware. We offer original equipment manufacturer, or OEM, as well as final products and systems for applications requiring complex and high- performance video and audio processing, streaming, recording, debriefing and analytics functionalities. Our products are mainly designed for unmanned aerial/ground/maritime platforms, miniature drones, observation systems and any other remote video-controlled platforms used for intelligence, surveillance, analysis and investigation. Our products, which are further described below, are already deployed worldwide in unmanned platforms, observation systems, situational awareness, law-enforcement, public-safety, defense, intelligence and other appliances. Our customers include leading electro optical payload, radio frequency, or RF, datalink and unmanned platforms manufacturers as well as other large defense, HLS and communication companies.

For the civilian/home security market, we provide both off the shelf and customizable miniature, low power, cloud-based video and audio streaming and recording solutions used for home security, autonomous vehicle and various other applications.

Recent Developments

In April 2025, we entered into a distribution agreement with Thrikasa Technologies, a veteran Indian supplier of computing solutions for rugged environments, to strengthen our presence in the Indian defense market. Headquartered in Hyderabad. Pursuant to the distribution agreement, Thrikasa will serve as a key distributor for our video and AI-based edge computing technologies in India. The collaboration includes joint marketing efforts, exhibition participation, and coordinated sales initiatives aimed at delivering localized support to customers in the region.

In April 2025, we successfully completed a pilot manufacturing project at a U.S.-based facility in Michigan, marking a key step in our strategic expansion into the American defense market. The pilot involved the assembly of one of our core products, which passed all quality assurance evaluations in line with our rigorous internal standards. This milestone builds on prior U.S. initiatives, including the establishment of a North American subsidiary, the hiring of U.S.-based marketing personnel, and our active participation in leading American defense exhibitions. By launching localized production that aligns with U.S. manufacturing benchmarks, we aim to better serve our growing base of American partners and customers with advanced, AI-powered edge computing solutions.

On April 5, 2025, we announced the passing of Joseph Gottlieb, a member of our Board of Directors. In light of his passing, the size of the Board decreased from five directors to four.

 In May 2025, we entered into a distribution agreement with Armit Sp. z o.o., or Armit, a leading Polish defense solutions provider, to expand our reach across Europe and strengthen our presence in the Polish defense market. Headquartered in Warsaw, Armit specializes in defense system integration, communications infrastructure, and electronic components, and is a trusted partner of Poland’s armed forces and security agencies. Under the agreement, Armit will distribute our suite of ruggedized video processing and AI-based edge computing platforms, including solutions designed for armored vehicles, drones, naval systems, and mobile tactical units. This collaboration supports our broader European expansion strategy, focused on delivering real-time video intelligence and situational awareness capabilities to key defense customers throughout the region.

In June 2025, we unveiled Peridot, a new AI-powered passive observation system designed to deliver comprehensive situational awareness for defense and security operations. The first prototype of Peridot has been completed, marking a significant milestone in the advancement of our edge computing and video intelligence capabilities. Peridot integrates multiple high-definition day and thermal video sensors with advanced stitching algorithms to produce a seamless panoramic view—both horizontally and vertically. The system is engineered to enable early detection of evolving threats, including drones and unmanned vehicles, making it well-suited for border protection and strategic site surveillance. Designed as a fully integrated, standalone solution, Peridot can operate as both a detection platform and a trigger system for passive or active threat-neutralization mechanisms, supporting multi-layered defense strategies.

In June 2025, we received a $100,000 purchase order for a new AI-powered surveillance solution designed for the defense industry. The innovative system will be based on our Jupiter-AI edge platform and will support real-time threat detection and monitoring capabilities within an advanced military surveillance environment. This order marks our entry into a new defense market segment, expanding the application of our edge computing and video intelligence technologies. We expect to deliver this order by the end of 2025.

In July 2025, we entered into a distribution agreement with Precision Technologies Pte Ltd., or Precision Technologies, a leading Singapore-based provider of defense and security solutions, to expand our presence across the Asia-Pacific region. Under the agreement, Precision Technologies will distribute our full suite of AI-powered video and edge computing platforms to customers in defense, homeland security, aerospace, and commercial sectors throughout Singapore.

In July 2025, we received a $144,000 order from a customer in the defense industry for the design and development of a ruggedized AI platform. The new product will be based on our Jupiter-AI miniature edge computing solution and is expected to support both day and thermal video sensors in tactical environments requiring high durability and low power consumption. We expect to deliver this order by the end of 2025.

In August 2025, we entered into a Product Supply Agreement with U.S.-based One Stop Systems, Inc. (Nasdaq: OSS), or OSS, a leader in rugged enterprise class compute for AI, machine learning, autonomy, and sensor processing at the edge. Under the agreement, OSS will promote, support and fulfill our portfolio of video and AI-based edge computing solutions to defense sector customers in the United States.

Comparison of the Period Ended June 30, 2025 and 2024

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Period Ended June 30,
U.S. dollars	2025	2024
Revenues	$707,021	$3,410,258
Cost of revenues	$706,037	$1,476,693
Gross profit	$984	$1,933,565
Research and development expenses, net	$737,092	$348,902
Sales and marketing	$551,870	$415,627
General and administrative	$992,234	$1,120,695
Profit (loss) from operations	$(2,280,212)	$48,341
Financial income (expenses), net	$(108,082)	$83,456
Net Income (loss)	$(2,388,294)	$131,797

Revenues

Our revenues for the period ended June 30, 2025 were $707,021, representing a decrease of $2,703,237, or 79%, compared to $3,410,258 for the period ended June 30, 2024. The decrease is primarily attributable to delays in military and government procurement processes, as well as the challenge of entering the U.S. market.

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Cost of Revenues

Our cost of revenues for the period ended June 30, 2025 was $706,037 representing a decrease of $770,656 or 52%, compared to $1,476,693 for the period ended June 30, 2024. The decrease was primarily attributable to a decrease in total revenue during the period .

Gross Profit

Our gross profit for the period ended June 30, 2025 was $984, compared to a profit of $1,933,565 for the period ended June 30, 2024. The decrease in our gross profit was primarily due to a decrease in revenues and variable expenses, while fixed costs have remained unchanged

Research and Development Expenses, net.

Our research and development expenses, net for the period ended June 30, 2025 were $737,092, representing an increase of $388,190, or 111%, compared to $348,902 for the period ended June 30, 2024. The increase was primarily attributable to an increase in salary expenses due to a decrease in government grants that supported salary expenses.

Sales and Marketing Expenses

Our sales and marketing expenses were $551,870 for the period ended June 30, 2025, an increase of $136,243, or 33%, compared to $415,627 for the period ended June 30, 2024. The increase/ was primarily attributable to increase in salary expenses.

General and Administrative Expenses

Our general and administrative expenses were $992,234 for the period ended June 30, 2025, a decrease of $128,461, or 11%, compared to $1,120,695 for the period ended June 30, 2024. The decrease was primarily attributable to a decrease in salary expenses and professional services.

Operating Profit (Loss)

As a result of the foregoing, our operating loss for the period ended June 30, 2025 was $2,280,212, compared to an operating profit of $48,341 for the period ended June 30, 2024.

Financial Expense and Income

Financial expense and income consist of bank fees and other transactional costs, exchange rate differences and interest on our bank deposits and loans.

We recognized net financial expenses of $108,082 for the period ended June 30, 2025, compared to net financial income of $83,456 for the period ended June 30, 2024. The change was primarily due to exchange rate fluctuations and interest expenses on our bank loans.

Net Income (Loss)

As a result of the foregoing, our net loss for the period ended June 30, 2025 was $2,388,294, compared to net profit of $131,797 for the period ended June 30, 2024.

Liquidity and Capital Resources

Overview

Since our inception we have experienced negative cash flows from operations and have funded our operations principally from bank loans, issuance of ordinary shares, no par value per share, or Ordinary Shares, preferred shares, warrants, credit lines and long-term loans from banks and shareholders.

Our backlog as of June 30, 2025 and September 26, 2025 was approximately $9.55 million and $9.74 million, respectively, part of which is expected to be delivered and be recognized as revenues by the end of 2027. We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and we consider valid. The backlog consists of executed purchase orders from new customers and existing customers with which we have had long-standing relationships and from governmental agencies. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing an agreement or purchase order with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of future earnings (see “Item 3.D. Risk Factors - Risks Related to Our Business, Industry, Operations and Financial Condition – Amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings” in our Annual Report).

As of June 30, 2025 and December 31, 2024, we had cash and cash equivalents of $2,769,901 and $2,294,679, respectively, an accumulated deficit of $14,524,309 and $12,136,015, respectively, and negative cash flow from operating activity of $1,290,095 and $859,133 for the six months ended June 30, 2025 and 2024, respectively. We have incurred recurring losses and negative cash flows from operations since inception. Our ability to continue to operate is dependent upon our success in commercializing our product candidates and raising additional funds to finance our activities. If we are unable to do so, we may be required to delay, reduce, or eliminate certain planned research and development programs. There is no assurance, however, that we will be successful in obtaining an adequate level of financing needed to continue to fund our operations for the long-term. Based on our current financial position, and as disclosed in our consolidated financial statements for the six months ended June 30, 2025, we believe that there is a substantial doubt about our ability to fund our operations and satisfy our obligations for the next twelve months without obtaining additional financing, which raises substantial doubts about our ability to continue as a going concern. Our consolidated financial statements for the six months ended June 30, 2025 do not include any adjustments that might result from the outcome of this uncertainty.. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

The table below summarizes our cash flows for the periods indicated.

	For the period Ended June 30,
U.S. dollars	2025	2024
Net cash used in operating activities	$(1,290,105)	$(985,092)
Net cash used in investing activities	(8,311)	(48,612)
Net cash provided by (used in) financing activities	1,777,160	(192,720)
Increase (Decrease) in cash, cash equivalents and restricted deposit	$478,744)	$(1,226,424)

Operating Activities

Cash used in operating activities mainly consists of our net income (loss) adjusted for certain non-cash items, including share-based compensation, depreciation expenses and changes in operating assets and liabilities during each period.

Net cash used in operating activities was $1,290,105 during the period ended June 30, 2025, compared to net cash used in operating activities of $985,092 for the period ended June 30, 2024. The increase in net cash used in operating activities was primarily attributable to an increase in our loss for the period.

Investing Activities

Net cash used for investing activities was $8,311 for the period ended June 30, 2025, as compared to net cash used in investing activities of $48,612 for the period ended June 30, 2024. The decrease was primarily due to a decrease in proceeds from short term deposits.

Financing Activities

Net cash provided by financing activities was $1,777,160 for the period ended June 30, 2025, as compared to net cash used in financing activities of $192,720 for the period ended June 30, 2024. The increase was primarily attributable to an increase in short-term bank credit, net.

Financial Arrangements

Since our inception, we have financed our operations primarily through proceeds from sales of Ordinary Shares, preferred shares, warrants, credit lines and long-term loans from banks and shareholders.

Since our inception, Israel Bar, our Chief Executive Officer, a director and our largest shareholder, and Joseph Gottlieb, a then director and second largest shareholder, have provided loans to us in an aggregate amount of NIS 7,513,887 (approximately $2,282,364). Mr. Gottlieb passed away in April 2025. On May 9, 2021, we entered into a loan facility agreement, or, as amended on June 30, 2021, the Loan Facility Agreement, effective as of January 1, 2021, with Mr. Bar and Mr. Gottlieb. The   total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was NIS 3,480,306 (approximately $1,088,250). As of June 30, 2025, the outstanding balance due under the Loan Facility Agreement is $375,972.

Except for standard operating leases, we have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

We do not believe that off-balance sheet arrangements and commitments are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our unaudited financial statements for the six months ended June 30, 2025. We believe that the accounting policies described below and in Note 2 to our financial statements are critical in order to fully understand and evaluate our financial condition and results of operations.

There have been no material changes to our critical accounting policies since we filed our Annual Report other than as described in Note 2 to our unaudited financial statements for the six months ended June 30, 2025.

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which we prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.